EXHIBIT 99.1

CERTIFICATION OF CEO

STATEMENT FURNISHED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002, 18 U.S.C. SECTION 1350

The undersigned, Larry M. Rinehart is the President, Chief Executive Officer and Director of PFF Bancorp, Inc.

This statement is being furnished in connection with the filing by the Capital Accumulation Plan for Employees of PFF Bank & Trust of the Annual Report on Form 11-K for the year ended December 31, 2002 (the "Report").

By execution of this statement, I certify that:

A)   the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)) and

B)   the information contained in the Report fairly presents, in all material respects, the net assets available for plan benefits of the Capital Accumulation Plan for Employees of PFF Bank & Trust as of December 31, 2002 and 2001 and the changes in net assets available for plan benefits for the years then ended.

This statement is authorized to be attached as an exhibit to the Report so that this statement will accompany the Report at such time as the Report is filed with the Securities and Exchange Commission, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350. It is not intended that this statement be deemed to be filed for purposes of the Securities Exchange Act of 1934, as amended.

June 25, 2003   /s/ Larry M. Rinehart

Dated   Larry M. Rinehart